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SEC FILE NUMBER
8-66487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacific Century Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60-20 Woodside Avenue, Suite 211
(No. and Street)

Queens	NY	11377
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	917-703-1704	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Ste 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Ong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Century Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL B CHEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CH6233973
QUALIFIED IN KINGS COUNTY
Commission Expires APRIL 13, 2023

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PACIFIC CENTURY SECURITIES, LLC
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Century Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Century Securities, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Century Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pacific Century Securities, LLC's auditor since 2022.

Hauppauge, New York
March 30, 2023

Nawrocki Smith LLP

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash and Cash Equivalents	$	5,971,206
Investments		213,840
Accounts Receivable		80,000
Other Assets		9,950
Clearing Deposits		4,033
Total Assets	$	6,279,029
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Deferred Income	$	275,886
Accounts Payable and Accrued Expenses		17,449
Total Liabilities		293,335
Member's Equity		5,985,694
Total Liabilities and Member's Equity	$	6,279,029

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
Commissions	$	113,977
Underwriting		1,949,530
Other Income		681,800
Total Revenues		2,745,307
Expenses		
Professional Fees		874,477
Employee Compensation and Benefits		712,336
Clearing Charges		262,772
Communications		67,338
Other Operating Expenses		55,332
Occupancy		35,693
Total Expenses		2,007,948
Net Income	$	737,359

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Balance - January 1, 2022	$	488,335
Contributions		4,960,000
Distributions		(200,000)
Net Income		737,359
Balance - December 31, 2022	$	5,985,694

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities:		
Net Income	$	737,359
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Clearing Deposits		(4,033)
Investments		(213,840)
Accounts Receivable		(79,800)
Other Assets		(5,059)
Deferred Income		275,886
Accounts Payable and Accrued Expenses		6,714
Net Cash Provided by Operating Activities		717,227
Cash Flows From Financing Activities:		
Member's Contributions		4,960,000
Member's Distributions		(200,000)
Net Cash Provided by Financing Activities		4,760,000
Net Increase in Cash		5,477,227
Cash, at Beginning of Year		493,979
Cash, at End of Year	$	5,971,206

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2022

NOTE (1) CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004 as Vision Fuel Capital, LLC. In January 2005 its name was changed to Gyre Securities, LLC. In April 2010 its name was changed to Ambata Securities, LLC. In 2019, Ambata Securities, LLC was sold to Pacific Century Capital, Inc. (fka Ambata Securities, LLC) who changed the name to Pacific Century Securities, LLC.

The Company is subject to the regulations of the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority and the securities division of the various states.

The Company's primary business is investment banking and investment advisory services. The

Company is wholly owned by Pacific Century Capital, Inc ("Member").

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

ASU 2014-09 — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

Investment banking fees and related commission expense are recorded at closing of the securities offering for which the Company is serving as investment banker.

PACIFIC CENTURY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2022

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

Revenues earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenue are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Limited Liability Company. All income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions as a disregarded entity in the parent's tax return, is no longer subject to U.S. Federal income tax examination by tax authorities for years before 2019.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms, which are net 30.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Evaluation of Subsequent Events: Subsequent events were evaluated through March 30, 2023, which is the date the financial statements were available to be issued.

Concentration: The company had a concentration of underwriting income of 100% from two clients.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms, which are net 30.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE (3) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $5,965,768 which was $5,865,768 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .04 to 1.00.

NOTE (4) RELATED PARTY TRANSACATIONS

The Company reported $ 50,000 of other income related to reimbursement for expenses from West Bull Capital Group Limited in connection with the Company acting as prospective lead underwriting for a financing transaction. The is a related party transaction in that West Bull Capital Group Limited has common owners with the Company.

PACIFIC CENTURY SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2022

Member's Equity	$	5,985,694
Non-allowable Assets		
Other Assets	$	9,950
Total Non-Allowable Assets		9,950
Net Capital before Haircuts		5,975,744
Haircuts		(9,976)
Net Capital		5,965,768
Minimum Net Capital Requirement - the greater of $100,000 or 6-2/3% of aggregate indebtness of $213,335		100,000
Excess Net Capital	$	5,865,768
Total Aggregrate Indebtedness	$	293,335
Ratio of Aggregate Indebtedness to Net Capital		0.04 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17-A-5 as of December 31, 2022

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Form X-17A-5 Part IIA filed.

PACIFIC CENTURY SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2022

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) of the rules and does not hold customers' funds or securities.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Century Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pacific Century Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Pacific Century Securities, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Pacific Century Securities, LLC stated that Pacific Century Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading and (2) underwriting securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 30, 2023

Nawrocki Smith LLP

PACIFIC CENTURY SECURITIES, LLC

EXEMPTION REPORT

Pacific Century Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited (1) proprietary trading; (2) Underwriting securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Firm's knowledge.

Francis Ong, CEO